PRESS RELEASE

Banro and Gold Holding Advance toward Definitive Agreements
for Banro’s US$121 Million Financing

Toronto, Canada – October 15, 2014 –Banro Corporation ("Banro") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce that, pursuant to the memorandum of understanding announced by Banro on August 18, 2014, it is progressing towards finalizing the definitive agreements with Gold Holding Ltd. (“Gold Holding”) for the two gold sale transactions to raise US$121 million in financing for Banro, the first such transaction for US$41 million relating to the Twangiza mine and the second transaction for US$80 million relating to the Namoya mine. Banro and Gold Holding expect to sign the definitive agreement related to the Twangiza transaction in one week to 10 business days and to close this transaction within a month.

Banro and Gold Holding also expect the Namoya transaction to close by mid-December 2014, subject to finalizing the definitive agreements. Please refer to Banro’s August 18, 2014 press release for additional details with respect to both transactions.

Gold Holding is a private investment holding company based in the Dubai International Financial Centre. Gold Holding is an integrated business involved in mining through financing activities including streams, royalties and other gold purchase transactions, along with refining and minting activities through strategic alliances and facilities, as well as trading through its subsidiary Gold AE which also handles trading and distribution of its products. Gold Holding currently has investments in the Gulf region, Turkey, Egypt and South America. Gold Holding’s web site is located at www.goldholding.com. Gold Holding also plans to issue a gold Islamic bond (Sukuk) in the very near future.

“We are very pleased to announce this strategic long term arrangement with an organization with the capabilities of Gold Holding, which is based in Dubai, one of the largest physical gold market trading zones in the world,” commented Banro Board Chairman Richard Brissenden. “The relationship we have developed with Gold Holding not only addresses Banro’s financial requirements for its existing operations pursuant to the current transactions, but also provides future project development opportunities at Banro’s properties.”

The Twangiza transaction contemplates the prepayment by Gold Holding of US$41 million for its purchase of 40,000 ounces of gold from the Twangiza mine, with the gold deliverable over four years, at 10,000 ounces per year.

The Namoya transaction contemplates a gold stream transaction involving the payment by Gold Holding of a deposit in the amount of US$80 million and the delivery to Gold Holding over time of 10% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine if the gold is processed at the current Namoya processing facility).

The amount of gold under the Namoya transaction is subject to a maximum of 12,000 ounces per year. The ongoing payments to Namoya upon delivery of the gold are US$300 per ounce increasing to US$350 per ounce after delivery of the first 200,000 ounces.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Twangiza and Namoya gold sale transactions with Gold Holding (the “Gold Sale Transactions”), future gold production and the anticipated effect of the Gold Sale Transactions on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to enter into definitive documentation in respect of, or complete, either of the Gold Sale Transactions; the need to satisfy legal requirements and other conditions to closing with respect to the Gold Sale Transactions; the fact that Gold Holding’s commitment is non-binding and that Gold Holding’s continued cooperation will be necessary to complete the Gold Sale Transactions; the possibility that the completion of the Gold Sale Transactions may be delayed, or that the amount or terms of the Gold Sale Transactions may be renegotiated; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; the possibility of accidents, equipment breakdowns or other events resulting in interruptions in production; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit the Banro website at www.banro.com, or contact:
Naomi Nemeth, Banro Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, IR@banro.com, and follow Banro on Twitter @banrocorp.